Zenvia Inc.

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300, Brazil

July 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Zenvia Inc.

Request for Acceleration of Effectiveness

Registration Statement on Form F-1, as amended

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zenvia Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-255269) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (“Commission”) so that the Registration Statement will become effective at 4:00 p.m., Eastern Standard Time, on July 21, 2021, or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

Once the Registration Statement is effective, please orally confirm the event with our U.S. counsel, Simpson Thacher & Bartlett LLP by calling Grenfel S. Calheiros at +1 (212) 455-2295. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Simpson Thacher & Bartlett LLP, Attention: Grenfel S. Calheiros, by facsimile to +1 (212) 455-2295 or by e-mail to gcalheiros@stblaw.com.

The Company understands that Goldman, Sachs & Co., Morgan Stanley & Co. LLC and Itau BBA USA Securities, Inc., on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

Sincerely,

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin Title: Chief Executive Officer